Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is comprised of the unaudited pro forma condensed combined statement of operations of the Company for the year ended December 31, 2020 and interim period ended June 30, 2021, after giving effects to the acquisitions of Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”) and Blockchain Alliance Technologies Limited ("Blockchain Alliance") , and the disposition of the lottery related VIEs, as if it had occurred on January 1, 2020.

We refer the two acquired companies, Loto Interactive and the Blockchain Alliance, collectively as “the acquired companies”, and the corresponding transactions collectively as “Acquisitions”, and the transaction of disposition of the lottery related VIEs as “Disposition”.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of the Company and the acquired companies:

(i)	audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 and the related notes included in the annual report on Form 20-F for the year ended December 31, 2020 filed by the Company and
(ii)	audited consolidated financial statements of Loto Interactive Limited as of and for the year ended December 31, 2020 and the related notes included as Exhibit 99.1 on Form 6-K filed July 30, 2021 and
(iii)	audited combined financial statements of Blockchain Alliance Technologies Limited as of and for the year ended December 31, 2020 and the related notes included as Exhibit 99.2 on Form 6-K filed July 30, 2021 and
(iv)	unaudited interim condensed combined financial statements of Loto Interactive Limited for the three- month period ended March 31, 2021 and the related notes included as Exhibit 99.3 to this Current Report on Form 6-K filed September 30, 2021 and
(v)	financial information received by us relating to Blockchain Alliance for the period January 1, 2021 through April 15, 2021.

Unaudited Pro Forma Condensed Combined Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	For the Year Ended December 31, 2020
						Pro forma
						Adjustments
	BIT Mining	Loto	Blockchain	Pro forma		for
	Limited	Interactive	Alliance	acquisition		Disposition	Pro forma	Pro forma
	Historical	Historical	Historical	Adjustments	Note	(a)	Combined	Combined

	RMB	RMB	RMB	RMB			RMB	US$*

Revenues	21,815	340,332	8,619,353	—		(6,886)	8,974,614	1,375,420

Operating costs and expenses:
Cost of revenue	(16,774)	(304,124)	(8,713,807)	(28,444)	A	2,884	(9,060,265)	(1,388,546)
Sales and marketing expenses	(16,748)	(93)	(10,655)	—		8,845	(18,651)	(2,858)
General and administrative expenses	(152,541)	(68,503)	(31,854)	217	B	53,874	(198,807)	(30,469)
Service development expenses	(30,201)	—	—	—		16,830	(13,371)	(2,049)
Total operating costs and expenses	(216,264)	(372,720)	(8,756,316)	(28,227)		82,433	(9,291,094)	(1,423,922)
Other operating income	5,518	1,576	—	(217)	B	(1,833)	5,044	773
Government grant	891	—	—	—		(741)	150	23
Other operating expenses	(2,752)	(4,060)	(48)	—		874	(5,986)	(917)
Impairment loss of cryptocurrencies	—	—	(1,186)	—		—	(1,186)	(182)
Net gain on disposal of cryptocurrencies	—	—	12,773	—		—	12,773	1,958
Operating loss	(190,792)	(34,872)	(125,424)	(28,444)		73,847	(305,685)	(46,847)
Other income, net	748	—	—	(74)	C	(449)	225	34
Interest income	9,093	394	—	(129)	B	(7,429)	1,929	296
Interest expense	—	(398)	—	129	B	—	(269)	(41)
(Loss) gain from equity method investments	(10,798)	(988)	—	13,284	B	(2,060)	(562)	(86)
Gain on previously held equity investments			—	33,945	B		33,945	5,202
Impairment of long-term investments	(33,001)	—	—	33,001	B	—	—	—
Loss before income tax	(224,750)	(35,864)	(125,424)	51,712		63,909	(270,417)	(41,442)
Income tax benefit	3,654	(2,576)	—	—		(3,445)	(2,367)	(363)
Net loss	(221,096)	(38,440)	(125,424)	51,712		60,464	(272,784)	(41,805)
Less: Net income attributable to noncontrolling interests	2,130	3,121	—	(20,727)	D	(2,130)	(17,606)	(2,698)
Net loss attributable to BIT Mining Limited	(223,226)	(41,561)**	(125,424)	72,439		62,594	(255,178)	(39,107)
Other comprehensive loss
Changes in unrealized loss	(1,218)	(74)	—	1,292	B C	—	—	—
Foreign currency translation (loss) gain	(11,825)	14,865	—	—		(14,289)	(11,249)	(1,724)
Other comprehensive (loss) income, net of tax	(13,043)	14,791	—	1,292		(14,289)	(11,249)	(1,724)
Comprehensive loss	(234,139)	(23,649)	(125,424)	53,004		46,175	(284,033)	(43,529)
Less: Comprehensive (loss) income attributable to noncontrolling interests and Redeemable noncontrolling interest	2,130	4,132	—	(14,963)	D	(2,130)	(10,831)	(1,660)
Comprehensive loss attributable to BIT Mining Limited	(236,269)	(27,781)	(125,424)	67,967		48,305	(273,202)	(41,869)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,011,263			44,353,435			474,364,698	474,364,698
Diluted	430,011,263			44,353,435			474,364,698	474,364,698

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.52)						(0.54)	(0.08)

Losses per ADS*** attributable to BIT Mining Limited-Basic and Diluted
Net loss	(5.19)						(5.38)	(0.82)

Unaudited Pro Forma Condensed Combined Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	For the Six Months Ended June 30, 2021
							Pro forma
							Adjustments
	BIT Mining	Loto		Blockchain	Pro forma		for
	Limited	Interactive		Alliance	acquisition		Disposition
	Historical	Historical		Historical	Adjustments	Note	(a)	Pro forma	Pro forma
	RMB	RMB		RMB	RMB			RMB	US$*
Revenues	2,893,478	62,236		8,354,242	(21,639)	B	(6,320)	11,281,997	1,747,359

Operating costs and expenses:
Cost of revenue	(2,818,901)	(71,989)		(8,371,460)	13,157	A B	1,054	(11,248,139)	(1,742,115)
Sales and marketing expenses	(5,909)	(18)		(1,455)	—		2,983	(4,399)	(681)
General and administrative expenses	(68,501)	(9,904)		(11,738)	—		13,279	(76,864)	(11,905)
Service development expenses	(9,164)	—		—	—		3,418	(5,746)	(890)
Total operating costs and expenses	(2,902,475)	(81,911)		(8,384,653)	13,157		20,734	(11,335,148)	(1,755,591)
Other operating income	1,140	443		—	—		(1,065)	518	80
Government grant	121	—		—	—		(121)	—	—
Other operating expenses	(2,499)	—		—	—		(17)	(2,516)	(390)
Net gain on disposal of cryptocurrencies	(55,618)	—		711	—		—	(54,907)	(8,504)
Impairment loss of cryptocurrencies	(57,331)	—		—	—		—	(57,331)	(8,879)
Changes in fair value of derivative instruments	5,409	—		—	—		—	5,409	838
Operating loss	(117,775)	(19,232)		(29,700)	(8,482)		13,211	(161,978)	(25,087)
Other income, net	2,921	—		—	—		(1,329)	1,592	247
Interest income	636	167		—	—		(399)	404	63
Interest expense	(4,767)	(66)		—	—		193	(4,640)	(719)
(Loss) gain from equity method investments	(8,772)	27		—	7,240	B	2,571	1,066	165
Gain on previously held equity investments	36,142	—		—	(36,142)	B	—	—	—
Gain from disposal of subsidiaries	1,227	—		—	—		(202)	1,025	159
Loss before income tax	(90,388)	(19,104)		(29,700)	(37,384)		14,045	(162,531)	(25,172)
Income tax benefit	—	—		—	—		—	—	—
Net loss	(90,388)	(19,104)		(29,700)	(37,384)		14,045	(162,531)	(25,172)
Less: Net income attributable to noncontrolling interests	(5,630)	(4,690)		—	417	D	1,153	(8,750)	(1,355)
Net loss attributable to BIT Mining Limited	(84,758)	(14,414)	**	(29,700)	(37,801)		12,892	(153,781)	(23,817)
Other comprehensive loss
Share of other comprehensive loss of an equity method investment	4,063	12,066		—	(4,063)	B		12,066	1,869
Reclassification into loss of loss from equity method investments	846	—		—	(846)	B	—	—	—
Foreign currency translation (loss) gain	5,839	(1,610)		—	64	B	(2,075)	2,218	344
Other comprehensive (loss) income, net of tax	10,748	10,456		—	(4,845)		(2,075)	14,284	2,213
Comprehensive loss	(79,640)	(8,648)		(29,700)	(42,229)		11,970	(148,247)	(22,959)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(5,668)	(4,933)		—	5,487	D	1,153	(3,961)	(613)
Comprehensive loss attributable to BIT Mining Limited	(73,972)	(3,715)		(29,700)	(47,716)		10,817	(144,286)	(22,346)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	542,881,582							542,881,582	542,881,582
Diluted	542,881,582							542,881,582	542,881,582

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.16)							(0.28)	(0.04)

Losses per ADS*** attributable to BIT Mining Limited-Basic and Diluted
Net loss	(1.56)							(2.83)	(0.44)

*This statements contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5250 to US$1.00 and RMB6.4566 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020 and June 30, 2021, respectively.

**Amount attributable to Loto Interactive’s shareholders.

***American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

NOTES TO UNAUDITED PRO FORMA COMSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X. The pro forma financial information for acquisitions was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations” (“ASC 805”) and was derived from the audited historical financial statements of the Company and the acquired companies.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statement of comprehensive loss actually would have been had the Acquisitions, Disposition and other adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Acquisitions and Disposition.

The Company is still in the process of performing a full review of the acquired companies’ accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

2. Pro Forma Adjustments for Acquisitions

A. Represents adjustments provided on depreciation and amortization for property and equipment and finite intangible assets based on the preliminary purchase price allocation. Property and equipment have been depreciated on a straight-line basis over their estimated useful lives. Intangible assets having a finite life have been amortized on a straight-line basis over their estimated useful lives.

B. Represents the elimination of internal transactions between Loto Interactive and the Company and Blockchain Alliance and the Company during reporting period.

C. Reflects the adjustments to conform the accounting and presentation of certain equity investments to the accounting and presentation of the Company.

D. Reflects the adjustments provided on net loss attributable to the non-controlling interest and comprehensive loss attributable to non-controlling interest based on the net loss and comprehensive loss of Loto Interactive and the percentage of ownership of the non-controlling interest.

3. Pro Forma Adjustments for Disposition

(a)  Reflects the elimination of revenues and expenses associated with the operations of the lottery business-related VIEs.